DELTIC TIMBER CORPORATION

(870) 881-9400	210 EAST ELM (71730) P O BOX 7200 EL DORADO, AR 71731-7200

October 8, 2010

Mr. Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Form 10-K for the year Fiscal Year Ended December 31, 2009

Filed: March 5, 2010

Definitive Proxy Statement on Schedule 14A

Filed: March 19, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Filed: May 6, 2010

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Filed: August 3, 2010

File No. 001-12147

Dear Mr. Ingram:

We have considered your comments related to the review of our annual report on Form 10-K for the year ended December 31, 2009, as filed on March 5, 2010, the definitive proxy statement on Schedule 14A filed on March 19, 2010, and our quarterly reports on Forms 10-Q for the quarters ended March 31, 2010, as filed on May 6, 2010, and June 30, 2010, as filed on August 3, 2010 (File number 001-12147). We offer the following responses to such comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Exhibits 31.1 and 31.2 – Section 302 Certifications

Comment (1):	In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, please do not replace the word “registrant” with “company” and do not remove words or phrases, such as “fiscal” in paragraph 4(d) or “(or persons performing the equivalent functions)” in paragraph 5. This comment also applies to the Section 302 certifications contained as Exhibits 31.1 and 31.2 to your Forms 10-Q for the periods ending March 31, 2010 and June 30, 2010. Please comply with this comment in all future annual and quarterly reports.

United States Securities and Exchange Commission

Comment (1)

(cont.):

Response:	We will comply in future filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Controls and Procedures, page 28

Comment (2):	We note that your disclosure regarding management’s conclusion as to the effectiveness of the Company’s disclosure controls and procedures does not conform to the definition in Exchange Act Rule 13a-15(e). Please confirm to us that your CEO and CFO concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding disclosure. This comment also applies to your disclosure regarding disclosure controls and procedures on page 30 of your Form 10-Q for the period ending June 30, 2010. In future filings, please conform your disclosure to the definition included in Exchange Act Rule 13a-15(e) or refrain from including the disclosure controls and procedures definition.

Response:	Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosures. We will conform in future filings.

Definitive Proxy Statement on Schedule 14A

The Board of Directors, page 4

Comment (3):	We note your statement that “While the Board oversees the Company’s risk management, management is responsible for the day-to-day risk management process.” In accordance with Item 407(h) of Regulation S-K, please disclose in future filings how the Board administers its risk oversight function, and the effect that this has on the Board’s leadership structure.

Response:	We will comply in future filings.

United States Securities and Exchange Commission

Nominees for Election as Directors, page 8

Directors Whose Term of Office Continue, page 9

Comment (4):	In future filings, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Response:	We will comply in future filings.

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

Benchmarking, page 16

Comment (5):	We note that you benchmark total compensation, base salaries, and equity-based compensation. To the extent that you continue to benchmark executive compensation, in future filings, please not only clearly identify the benchmark, but also disclose where actual payments fell within the targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:	We will comply in future filings. Actual compensation for 2009 was not outside the targeted parameters.

2009 Grants of Plan-Based Awards Table, page 34

Comment (6):	We note that you calculated the grant date fair value of the performance restricted stock in column (g) using $42.00 per share and that you calculated the grant date fair value of the time-based restricted shares in column (i) using $34.41 per share. Please explain to us supplementally why you used different price multipliers since the awards were granted on the same date.

Response:	Different valuation methodologies were used to calculate the fair value of the performance-based restricted stock awards in column (g) and the fair value of the time-based restricted stock awards in column (i). These different valuation methodologies were required because the performance-based restricted stock contains a market condition as addressed in ASC Topic 718 while the time-based restricted stock awards contain only service conditions. The number of shares that will vest for performance-based restricted stock awards cannot be determined until the performance period has been completed since it is dependent upon the performance of the market price of the Company’s common stock versus the benchmark. Actual vesting could range from zero shares, in the case of under-performance, to twice the number of shares originally granted, in the case of superior performance. Therefore, the per-share fair value for this type award is calculated based on a Monte Carlo simulation approach that factors in the probability of multiple vesting outcomes. For time-based restricted stock awards, the number of shares that will vest, assuming the employee continues employment throughout the vesting period, is the number of shares originally granted. Based on the different terms of the subject awards, they will most likely result in different grant date fair values despite being awarded on the same date.

United States Securities and Exchange Commission

Response (6)

(cont.):

In preparing the response to this question, it came to our attention that we inadvertently used an incorrect value in the proxy disclosure for the performance-based restricted stock awards issued in 2009. The value of $42.00 used in column (g) should have been $43.48 based on the valuation model applied to these awards. The difference in these amounts and resulting impact are immaterial and we will ensure that we utilize the appropriate valuation in future proxy filings. The correct value of $43.48 was used for measurement and recognition purposes in our 2009 financial statements.

Compensation Policies/Risk Management, page 47

Comment (7):	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that your compensation policies are not reasonably likely to have a material adverse effect on the company.

Response:	On an annual basis, the Company conducts an annual risk assessment with respect to compensation of the executive officers, with the assistance of the Company’s outside compensation consultant. This risk assessment includes an analysis of alignment of the Board of Directors’ expressed compensation philosophy and compensation goals with the Company’s strategic goals, short-term and long-term focus and timing issues, compensation drivers and potential risks of each type of pay component, vesting periods, stock ownership, and other factors. Benefit plans, stock plans, and compensation policies are examined. This assessment is reviewed annually with the Board of Directors Executive Compensation Committee. As a result of this process, the conclusion was that the Company’s compensation policies were not reasonably likely to have a material adverse effect on the Company.

We trust that we have adequately responded to your requests with regard to the foregoing items. In addition, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

If you have questions or desire further explanations, please call me at (870) 881-6432.

Very truly yours,

/s/ Kenneth D. Mann

Kenneth D. Mann
Vice President, Treasurer, and Chief Financial Officer